Exhibit 12.1

Alliance Capital Management L.P.

Consolidated Ratio Of Earnings To Fixed Charges

(In Thousands)

	Years Ended
	12/31/2004	12/31/2003	12/31/2002
Fixed Charges:
Interest Expense	$24,232	$25,286	$27,385
Estimate of Interest Component In Rent Expense(1)	—	—	—
Total Fixed Charges	24,232	25,286	27,385

Earnings:
Income Before Income Taxes	745,082	358,488	643,133
Other	14,030	1,236	2,847
Fixed Charges	24,232	25,286	27,385
Total Earnings	$783,344	$385,010	$673,365

Consolidated Ratio Of Earnings To Fixed Charges	32.33	15.23	24.59

(1)          Alliance Capital Management L.P. has not entered into financing leases during these periods.